ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Steven Wilcox

617-951-7319

617-235-0223 fax

steven.wilcox@ropesgray.com

November 9, 2018

BY HAND DELIVERY AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tom Jones, Staff Attorney

                   Lynn Dicker, Senior Accountant

Re:	Vapotherm, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 5, 2018

File No. 333-227897

Ladies and Gentlemen:

On behalf of Vapotherm, Inc. (the “Company”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to Registration Statement on Form S-1 (“Amendment No. 2”) to the above-referenced registration statement (the “Registration Statement”) relating to the offering of shares of its common stock. Marked copies, which show changes from the Registration Statement as filed on November 5, 2018, are being furnished supplementally for the convenience of the staff of the Division of Corporation Finance (the “Staff”) of the Commission. The Registration Statement has been revised in response to the Staff’s comments and generally updates other information.

In addition, we are providing the following responses to the comment letter from the Staff dated November 8, 2018 regarding the Registration Statement. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Capitalization, page 62

1.	Revise your calculation of total stockholders’ equity and total capitalization so that they are mathematically accurate.

Response to Comment 1:

In response to the Staff’s comment, the Company has revised its disclosure on page 62 of the Registration Statement to revise the calculation of total stockholders’ equity and total capitalization so that they are mathematically accurate.

Ropes & Gray LLP

Dilution, page 64

2.

We note the disclosure that your per share historical and pro forma net tangible book value of your common stock was $4.47 and $0.54 as of September 30, 2108 based upon 819,115 and 11,962,686 of your actual and pro forma common shares outstanding, respectively. Please provide us your calculations of the historical and pro forma net tangible book value per share.

Response to Comment 2:

In response to the Staff’s comment, below are the calculations of the historical and pro forma net tangible book value per share. The Company advises the Staff that it updated the Registration Statement on page 64 to reflect a pro forma net tangible book value per share of $0.53. The Company advises the Staff that, as disclosed in footnote 11 to the unaudited financial statement included in the Registration Statement, certain members of the Company’s management elected to receive their option grants in the form of restricted stock, which contains vesting provisions. Upon election of restricted stock, the Company records a liability for the unvested portion of the grant. Although the unvested portion of the restricted stock are considered legally issued, for financial statement accounting purposes they are not included as issued and outstanding in the accompanying consolidated financial statements.

In addition, during 2016, the Company permitted the exercise of 79,865 stock options via nonrecourse notes. There were no exercises of stock options via nonrecourse notes in fiscal year 2017 or the nine months ended September 30, 2018. In accordance with Accounting Standards Codification 718, these exercises are not substantive for accounting purposes and the Company has not included these shares as issued and outstanding in the accompanying consolidated financial statements. However, these shares are considered legally issued.

Calculation of Historical Net Tangible Book Value Per Share

Net Tangible Book Value:
Total Assets	$50,153,151
Less: Total Current Liabilities	11,757,731
Less: Total Long-term Liabilities	31,678,234

Net Tangible Book Value	$6,717,186
Common Stock Outstanding:
Common stock outstanding as of September 30, 2018 (unaudited)	819,115
Unvested restricted stock	604,454
Shares issued in exchange for non-recourse notes	79,865

Total common stock outstanding for dilution calculation	1,503,434
Historical Net Tangible Book Value Per Share	$4.47

Ropes & Gray LLP

Calculation of Pro Forma Net Tangible Book Value Per Share

Net Tangible Book Value:
Total Assets	$50,153,151
Less: Total Current Liabilities	11,757,731
Less: Total Long-term Liabilities	31,637,547

Net Tangible Book Value	$6,757,873
Common Stock Outstanding:
Common stock outstanding as of September 30, 2018 (unaudited)	819,115
Unvested restricted stock	604,454
Shares issued in exchange for non-recourse notes	79,865
Shares issuable upon conversion of preferred stock	11,143,492

Total common stock outstanding for dilution calculation	12,646,926
Pro Forma Net Tangible Book Value Per Share	$0.53

Consolidated Balance Sheets, page F-4

3.

We note from Note 15 to the financial statements that holders of your preferred stock may redeem their shares at any time on or after the fifth anniversary of the original issue date. Revise the balance sheet and all other applicable sections of the filing to present these convertible redeemable preferred stock separate from your total stockholders’ equity. See Rule 5-02(27) of Regulation S-X.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised its disclosure on pages 11, 62, 68 and F-5 of the Registration Statement to present the convertible redeemable preferred stock separate from total stockholders’ equity.

4.	Revise the total for pro forma September 30, 2018 stockholders’ equity so that it is mathematically accurate.

Response to Comment 4:

In response to the Staff’s comment, the Company has revised its disclosure on page F-5 of the Registration Statement to revise the pro forma September 30, 2018 stockholders’ equity so that it is mathematically accurate.

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Please do not hesitate to call me at 617-951-7319 or Thomas J. Danielski at 617-235-4961 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Very truly yours,

/s/ Steven Wilcox

Steven Wilcox

cc:	Joseph Army (Vapotherm, Inc.)

Thomas J. Danielski (Ropes & Gray LLP)